September 10, 2013

Via Edgar

Pamela A. Long
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Global Digital Solutions, Inc.
Registration Statement on Form 10
Filed August 9, 2013
File No. 0-26361

Dear Ms. Long:

Global Digital Solutions, Inc. (the “Company”) hereby responds to the Staff’s comment letter dated September 5, 2013 regarding the above-referenced Form 10. Please note that the Company is simultaneously filing Amendment No. 1 to the Form 10 (the “Form 10 Amendment”).

For the Staff's convenience, we have recited the Staff's comments in boldface type and provided the response to each comment immediately thereafter.  We have also filed, for the Staff’s convenience, a redline version of the Form 10/A reflecting the changes discussed below.

General

1.
Note that the registration statement becomes effective automatically 60 days after its initial filing.  You will then be subject to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K, even if comments remain open on the Form 10.  If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

We note the automatic effectiveness of the registration statement and we acknowledge our reporting responsibilities under the Exchange Act.

2.
Based on our review of your EDGAR filing history, it appears that you may not have sold any securities pursuant to an effective registration statement under the Securities Act of 1933 prior to December 8, 2011.  As such, you may qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act or JOBS Act.  If you qualify as “an emerging growth company,” please revise the Form 10 to:

Global Digital Solutions, Inc., 777 South Flagler Drive, Suite 800 West Tower, West Palm Beach, Florida 33410

Pamela A. Long
Assistant Director
Division of Corporation Finance
September 10, 2013

If you qualify as “an emerging growth company,” please revise the Form 10 to:

●	Describe how and when a company may lose emerging growth company status;

●
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and State your election under Section 107(b) of the JOBS Act:

o
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a smaller reporting company.  For guidance you may wish to refer to Question 2 of the JOBS Act Frequently Asked Questions which is available on our website.

We have determined that we qualify as an “emerging growth company” and have provided the following disclosure in the Form 10 Amendment:

Business – Page 1

Emerging Growth Company

We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this registration statement and future filings.

As a company with less than $1.0 billion in revenue during our most recently completed fiscal year, we qualify as an "emerging growth company" as defined in Section 2(a) of the Securities Act of 1933, as amended, which we refer to as the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

Pamela A. Long
Assistant Director
Division of Corporation Finance
September 10, 2013

●	Reduced disclosure about our executive compensation arrangements;
●	No non-binding shareholder advisory votes on executive compensation or golden parachute arrangements;
●	Exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting; and
●	Reduced disclosure of financial information in this prospectus, including two years of audited financial information and two years of selected financial information.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues as of the end of a fiscal year, if we are deemed to be a large-accelerated filer under the rules of the Securities and Exchange Commission, or if we issue more than $1.0 billion of non-convertible debt over a three-year-period.

The JOBS Act permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to "opt out" of this provision.

Risk Factors

Risks Relating to Our Business – page 10

We will incur increased costs as a result of being a public reporting company and our management expects to devote substantial time to public reporting company compliance programs.

As a public reporting company, we will incur significant legal, insurance, accounting and other expenses that we did not incur as a non-reporting public company. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a reporting public company, we will need to adopt additional internal controls and disclosure controls and procedures, adopt an insider trading policy and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management's time and attention from product development activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also recently procured directors' and officers' insurance coverage, which will increase our insurance cost. In the future, it will be more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

Pamela A. Long
Assistant Director
Division of Corporation Finance
September 10, 2013

In addition, in order to comply with the requirements of being a public reporting company, we may need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the Securities and Exchange Commission, or the Commission, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that information required to be disclosed in reports under the Securities Exchange Act of 1934 as amended, or the Exchange Act, is accumulated and communicated to our principal executive and financial officers. Any failure to develop or maintain effective controls could adversely affect the results of periodic management evaluations. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our ordinary shares could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to apply for a listing on NASDAQ or the AMEX.

We are not currently required to comply with the Commission's rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not yet required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a reporting public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report. This assessment will need to include the disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. We are just beginning the costly and challenging process of implementing the system and processing documentation needed to comply with such requirements.

We may not be able to complete our evaluation, testing and any required remediation in a timely fashion.

Our independent registered public accounting firm will not be required to formally attest to effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the Commission following the date we are no longer an "emerging growth company" as defined in the JOBS Act. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls in the future.

Pamela A. Long
Assistant Director
Division of Corporation Finance
September 10, 2013

Risks Related to Our Common Stock and Preferred Stock – page 11

We are eligible to be treated as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an "emerging growth company", as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which we refer to as the Sarbanes-Oxley Act, (2) reduced disclosure obligations regarding executive compensation in this registration statement and our periodic reports and proxy statements and (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements and two years of selected financial data in this registration statement. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time (i.e. we become a large accelerated filer) or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a "smaller reporting company" which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies that are not emerging growth companies.

Pamela A. Long
Assistant Director
Division of Corporation Finance
September 10, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Page 22

Critical Accounting Policies

Emerging Growth Company Status

The Jumpstart our Business Startups Act of 2012, or the JOBS Act, permits an "emerging growth company" such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Notes to December 31, 2012 Consolidated Financial Statements – Page F-9

Summary of Significant Accounting Policies

Application of New or Revised Accounting Standards

On April 5, 2012, the Jump-Start Our Business Startups Act (the JOBS Act) was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an "emerging growth company." As an emerging growth company the Company has elected to not take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

3.
We note that you have entered into an agreement to acquire 70% of Airtronic USA, Inc.  Please tell us what consideration you gave to presenting the financial statements of Airtronic in accordance with Rule 8-04 of Regulation S-X. Please also tell us what consideration you gave to providing pro forma financial statements pursuant to Rule 8-05 of Regulation S-X.  We may have additional comments following the review of your response.

Paragraph (a) of Rule 8-04 of Regulation S-X states that if a business combination has occurred or is probable (emphasis added), financial statements of the business acquired or to be acquired shall be furnished for the periods specified in paragraph (c) of Rule 8-04.  Since the acquisition of Airtronic is contingent upon (a) Airtronic emerging from bankruptcy and (b) the condition precedent that the Company has the requisite Alcohol Tobacco and Firearms (“ATF”) licenses to continue the business of Airtronic, the Company has concluded that the acquisition of Airtronic is not probable at this time because:

Pamela A. Long
Assistant Director
Division of Corporation Finance
September 10, 2013

(a)
Airtronic filed an Amended Plan of Reorganization and Disclosure statement with the BK on August 21, 2013.  A confirmation hearing to determine the adequacy of the Plan and Disclosure Statement has been scheduled for October 2, 2013. At this time, the Company has no assurance that the Plan will be confirmed on October 2, 2013 as submitted, or that the various classes of creditors will vote in favor of the Plan as contemplated. The Company has the right to not proceed with the planned acquisition if the Plan as filed is not confirmed.

(b)
As a condition precedent to closing the acquisition, the Company is required to apply for and receive an ATF license to continue the business of Airtronic as majority shareholder. Without such license the Company and Airtronic may not continue operations.  The Company may not file such an application for an ATF license until Airtronic’s Amended Plan of Reorganization has been confirmed by he bankruptcy court.

The Company will file the required financial statements of Airtronic in accordance with Rule 8-04 of Regulation S-X as soon as it determines that the business combination is probable.

Rule 8-05 of Regulation S-X requires that Pro forma information showing the effects of the acquisition shall be furnished if financial statements of a business acquired or to be acquired are presented.  As discussed above, the financial statements of Airtronic have not been presented and thus pro forma information is not required until such financial statements are presented.

Acquisition and Disposition of Bronco Communications, LLC, page 2

4.
Here and elsewhere in the filing you disclose that you agreed to “relinquish control of Bronco to its minority shareholders effective January 1, 2013…”  We note that under “Non-Controlling Interest” discussion in Note 1, page F-23 of your financial statements, you state that as of June 2013, the investment in Bronco “has been disposed.”  If the October 15, 2012 amendment to the Bronco Purchase Agreement had the effect of disposing all of your 51% of the outstanding interest in Bronco, please revise your disclosures throughout the filing to clearly state that you no longer hold any interest in Bronco Communications.

We have revised the disclosure in the Form 10 Amendment to state that effective as of January 1, 2013 we no longer have an interest in Bronco Communications. We have further clarified the disclosure in the “Non-Controlling Interest” discussion in Note 1, page F-6 and page F-23 that we continued to operate Bronco through December 31, 2012, as discontinued operations, and that we disposed of our interest in Bronco on January 1, 2013.

Pamela A. Long
Assistant Director
Division of Corporation Finance
September 10, 2013

Formation of Subsidiaries, page 2

5.	With a view towards disclosure, please tell us whether you conduct any of your business through your subsidiaries.

We pay administrative expense for our Florida office through GDSI Florida LLC; it has no other business operations.  We do not conduct any business through Global Digital Solutions LLC at this time.  We have revised the disclosure in the Form 10 Amendment on page 3 to reflect this.

There is substantial doubt about our ability to continue as a going concern, page 6

6.	You disclose that your working capital deficit as of December 31, 2012 was $462,241. It appears that your working capital deficit as of December 31, 2012 was actually $428,267. Please revise.

We have revised the disclosure in the Form 10 Amendment on page 6 to reflect that our working capital deficit is $428,2637.

We will need additional financing to fully implement our business plan…,  page  7

7.
Disclose the known or estimated amount of additional financing that you will require to implement fully your business plan. In addition, please expand your “Financial condition” disclosure on page 19 to quantify the capital required to complete the acquisition of Airtronic.  To the extent necessary, please expand your risk factor to address your inability to complete the acquisition if you lack the required funding.

We have revised the disclosure on page 7 of the Form 10 Amendment and discuss the estimated amount of additional financing we will require to fully implement our business plan.  Additionally, we have expanded the “Financial Condition” disclosure on page 21 to quantify the capital required to complete the acquisition of Airtronic.

We have quantified the risk factor on page 7 to address our inability to complete the acquisition if we lack the required funding as follows:

Because our current and future directors and executive officers are among our largest shareholders…,  page  14

8.	Disclose the percentage of your common stock owned or controlled by your current and future directors and executive officers.

We have revised the disclosure in the risk factor on page 14 to indicate that current director’s and officers control 42.4% of our common stock.

Pamela A. Long
Assistant Director
Division of Corporation Finance
September 10, 2013

Forward Looking Statements, page 15

9.	Please revise the disclosure at the end of the paragraph to state that you assume no obligation to update any forward looking statements other than as required by law.

We have added a sentence at the end of the paragraph discussing Forward Looking Statements on page 15 of the Form 10 Amendment that states that we assume no obligation to update any forward looking statements, other than as required by law.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

10.
Since your continued existence is uncertain, MD&A must contain appropriate and prominent disclosure of the financial difficulties and your plans to overcome those difficulties. MD&A should include a reasonably detailed discussion of your ability or inability to produce sufficient cash to support operations during the 12 month period after the date of the financial statements included in the Form 10.  Please revise.

We have added the following on page 16 of the Form 10 Amendment:

“We generated net loss of $491,091 for the year ended December 31, 2012 and a net loss for the six-month period ended June 30, 2013 of $3,014,794.  At June 30, 2013 we had cash and cash equivalents of $609,431 and a working capital deficit was $174,238, which is insufficient to sustain our operations or complete the acquisition of Airtronic unless we raise further cash.

We had focused our efforts on developing our business in the communications sector. We are now focusing our efforts on developing our business in the areas of small arms manufacturing, knowledge-based and culturally attuned social consulting and security-related solutions in unsettled areas. We have entered into an agreement to acquire 70% of Airtronic once it has successfully emerged from bankruptcy.  There can be no assurances that Airtronic’s Amended Plan of Reorganization, filed on August 21, 2013 will be confirmed by the bankruptcy court on October 2, 2013, or that we will close the Airtronic acquisition.

We will need to raise additional capital to continue to develop and improve Airtronic’s product line, and to establish adequate marketing, sales, and customer support operations. There can be no assurance that additional public or private financing, including debt or equity financing, will be available as needed, or, if available, on terms favorable to us. Any additional equity financing may be dilutive to our stockholders and such additional equity securities may have rights, preferences or privileges that are senior to those of our existing common or preferred stock. Furthermore, debt financing, if available, will require payment of interest and may involve restrictive covenants that could impose limitations on our operating flexibility. Our failure to successfully obtain additional future funding may jeopardize our ability to acquire Airtronic and continue our business and operations.

Pamela A. Long
Assistant Director
Division of Corporation Finance
September 10, 2013

We are actively discussing investment opportunities with a number of private investors and investment bankers.  Based on the business we anticipate that Airtronic will generate when it emerges from bankruptcy for the sale of its existing products, coupled with the bright future for its MK 777, a lightweight 40mm Grenade Launcher, which, once development is completed by mid 2014, is expected to generate substantial future revenue, we believe that our prospects are good to raise the capital we will require to sustain operations through the end of 2014.  There can however be no assurance that we will be successful, and if we are not, we may not be able to complete the acquisition of Airtronic, or we may complete the acquisition but not have sufficient working capital to timely complete the development of the MK 777, which would delay our growth plans until such financing became available.”

Directors and Executive Officers, page 24

11.
Refer to the Form 8-K filed on August 15, 2013 related to the appointment of new officers and directors.  Please provide similar Item 401(e)(1) of Regulation S-K disclosure here.  In addition, for each director or person nominated or chosen to become a director, discuss briefly the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made in light of the company’s business and structure.   See Item 401(e)(1) of Regulation S-K.

We have revised the disclosure on page 24 of the Form 10 Amendment, and have included the disclosure contained in the Form 8-K filed on August 15, 2013, together with the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director.

Certain Relationships and Related Transactions, and Director Independence, page 23

12.
Please identify the investor with whom on December 2012 you entered into a promissory note purchase agreement for $750,000.  Based on our review of Exhibit 10.8, the investor appears to be a 6.9% beneficial owner.  See Item 404(a)(1) of Regulation S-K.

We have revised the disclosure on page 27 of the Form 10 Amendment, and have identified the Investor.

Pamela A. Long
Assistant Director
Division of Corporation Finance
September 10, 2013

Common Stock, page 27

13.
Please disclose the vote required by the security holders to take action, and whether holders of your common stock are entitled to cumulative voting rights in the election of directors. Refer to Item 202(a)(1) of Regulation S-K.

We have revised the disclosure on page 32 of the Form 10 Amendment, and have included the following additional paragraphs, consistent with the Company’s Certificate of Incorporation and its Bylaws:

“Each outstanding share of common stock is entitled to one vote and each fractional share is entitled to a corresponding fractional vote on each matter submitted to a vote of shareholders. Cumulative voting is allowed in the election of directors of the Company.

The holders of a majority of the shares who are entitled to vote at a shareholders meeting and who are present in person or by proxy shall be necessary for and shall constitute a quorum for the transaction of business at shareholder meetings, except as otherwise provided by the New Jersey statutes. If a quorum is not present or represented at a meeting of the shareholders, those present in person or represented by proxy shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At an adjourned meeting where a quorum is present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

When a quorum is present at a meeting of shareholders, the vote of the holders of a majority of the issued and outstanding shares having voting power, present in person or represented by proxy, shall decide any question brought before the meeting, unless the question is one which, by express provision of the statutes, requires a higher vote in which case the express provision shall govern.  The shareholders present at a duly constituted meeting may continue to transact business until adjournment, despite the withdrawal of enough shareholders holding, in the aggregate, issued and outstanding shares having voting power to leave less than a quorum.”

Financial Statements for the Year Ended December 31, 2012

General

14.
Please tell us how you have accounted for the registration rights agreements disclosed on pages 10 and 28, including what consideration was given to FASB ASC 825-20.  Please also provide the disclosures required by FASB ASC 825-20-50-1, as applicable.

Pamela A. Long
Assistant Director
Division of Corporation Finance
September 10, 2013

The registration rights contained in the Company’s subscription agreement do not contain any monetary penalties in the event that the Company fails to register the shares. Specifically, there are no “registration payment arrangements” as defined in ASC 825-20.  Accordingly, none of the disclosure required in ASC 825-20-50-1 are applicable.  The specific language in Article II of the Company’s subscription agreement with respect to registration rights is as follows:

“2.1 Registration of Shares by Company. The Purchaser will receive “piggy back” registration rights and the Purchasers Shares will be included on the Company’s next registration statement covering the Shares (the “Registration Statement”).  The Company warrants to the Purchaser that it shall file with the Securities and Exchange Commission a registration statement on Form S-1 registering the Shares no later that 120 days after its planned acquisition, Airtronic USA, Inc., has emerged from bankruptcy.”

A copy of the Form of Subscription Agreement has been filed as Exhibit 10.13 to the Form 10 filed on August 9, 2013.

Consolidated Statements of Stockholder’s Equity (Deficit), page F-4

15.
Please ensure that the number of shares of common stock issued and outstanding as presented here agrees to the number of shares of common stock issued and outstanding as presented on the face of the balance sheet.  Currently, you state on page F-4 that there were 52,263,451 shares of common stock issued and outstanding as of December 31, 2012; however, on page F-2 you state that there were 52,513,451 shares of common stock issued and outstanding.

We have revised the disclosure on page F-2 of the Form 10 Amendment to indicate that there were 52,263,451 shares of common stock issued and outstanding at December 31, 2012.

Note 9 – Income Taxes, page F-12

16.
You disclose that you had a pretax loss of approximately $461,000 for the year ended December 31, 2012.  It is unclear to what this amount relates.  Please revise your disclosure to clarify that you actually had a pretax loss of $519,906 for the year ended December 31, 2012, which includes the pretax loss from continuing operations of $310,984 as well as the pretax loss from discontinued operations of $208,922.

We have revised the disclosure in the Note 9 - Income Taxes, on page F-12 of the Form 10 Amendment, and have stated that the Company had a pre-tax loss of $519,906 for the year ended December 31, 2012, which includes a pre-tax loss from continuing operations of $310,984 as well as a pre-tax loss from discontinued operations of $208,922.

Pamela A. Long
Assistant Director
Division of Corporation Finance
September 10, 2013

Note 10 –  Loss Per Common Share, page F-13

17.
The amounts that you have presented related to loss from continuing operations, loss from discontinued operations, loss attributable to the noncontrolling interest, and net loss for 2012 and 2011 do not agree to the related amounts presented on the face of the statements of operations. Please revise.

We have revised the amounts in Note 10 – Loss Per Common Shares, page F-13 of the Form 10 Amendment so that they agree with the amounts presented on the face of the statement of operations.

Note 11 –  Acquisitions, page F-14

18.
Given your purchase price allocation as disclosed on page F-14 related to your acquisition of 51% of Bronco, it is unclear how you determined that you acquired goodwill valued at $351,653.  Please advise and revise your disclosure accordingly.

We have revised the disclosure in Note 11 – Acquisitions on page F-14 of the Form 10 Amendment as follows:

Acquisition of Bronco Communications, LLC
In January 2012, we acquired 51% of Bronco in consideration for the issuance of 4,289,029 shares of our restricted common stock valued at $0.035 per share, or $150,116. The 49% interest we did not acquire is accounted for as a noncontrolling interest. The purchase price was allocated to the assets acquired based on the fair values at the acquisition date. The goodwill acquired was valued at $351,653. The financial results of Bronco are included in these consolidated financial statements as of January 1, 2012, the date control was acquired, in accordance with the Codification for business combinations.  The purchase price was allocated as follows:

Cash and cash equivalents	$5,325
Accounts receivable	53,342
Property and equipment	63,792
Total Assets	$122,459
Accounts payable and accrued expenses	$79,536
Notes payable	71,498
Total Liabilities	$151,034
Goodwill	$351,653
Net Assets Acquired	$323,078
Fair value of common stock issued	$150,116
Fair value of non-controlling interest	$172,962
Fair value of net assets acquired	$323,078

Pamela A. Long
Assistant Director
Division of Corporation Finance
September 10, 2013

Note 15 –  Subsequent Events, page F-16

19.
Please clarify your disclosure to disclose the actual date through which subsequent events have been evaluated.  Please also disclose whether the date through which subsequent events have been evaluated is the date that the financial statements were issued or the date that the financial statements were available to be issued.  Refer to ASC 855-10-50-1.

We have added the following to our Summary of Significant Accounting Policies on page F-9 of the Form 10 Amendment:

Subsequent Events
We evaluate events that occur subsequent to the balance sheet date of periodic reports, but before financial statements are issued for periods ending on such balance sheet dates, for possible adjustment to such financial statements or other disclosure.

We have added the following introduction to Note 15 – Subsequent Events, on page F-16 of the Form 10 Amendment:

We have completed an evaluation of all subsequent events after the audited balance sheet date of December 31, 2012 through September 10, 2013, the date this Registration Statement on Form 10 was submitted to the SEC, to ensure that this filing includes appropriate disclosure of events both recognized in the financial statements as of December 31, 2012, and events which occurred subsequently but were not recognized in the financial statements. We have concluded that no subsequent events have occurred that require disclosure, except as disclosed within these financial statements and except as described below.

Financial Statements for the Three and Six-Month Periods Ended June 30, 2013

General

20.	Please address the above comments in your interim financial statements to the extent they are applicable.

We have addressed the above comments in our interim financial statements to the extent that they are applicable. Please refer to the redline copy provided for the changes that have been made.

Condensed Consolidated Statements of Cash Flows, page F-21

21.
Please revise your statement of cash flows for the six months ended June 30, 2012 to begin with the net loss amount as presented on the face of the statement of operations when reconciling to net operating activities.

Pamela A. Long
Assistant Director
Division of Corporation Finance
September 10, 2013

We have revised the statement of cash flows for the six months ended June 30, 2012 in the Form 10 Amendment on page F-21 to begin with the Net Loss amount as presented on the face of the statement of operations.

Exhibit 2.3

22.
In connection with the Airtronic Agreement and Plan of Reorganization, please ensure that the plan also contains a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedules to the Commission upon request.  See Item 601(b)(2) of Regulation S-K.

We have refilled Exhibit 2.3 in final form in the Form 10 Amendment with a schedule that identifies all of the omitted schedules and a statement that the Company agrees to furnish supplementally a copy of any omitted schedules to the Commission upon request.

Exhibits 2.3, 2.4, 10.6, and 10.7

23.
It appears that these exhibits to the Form 10 have not been filed in final form.  Please refer to Instruction 1 to Item 601 of Regulation S-K.  To the extent that any subsequent changes made to these documents do not fall within the categories of changes described in paragraphs (A) and (B) of Instruction 1, please refile the final executed documents as exhibits with your next amendment.

We have re-filed Exhibits 2.3, 2.4, 10.6, and 10.7 in final form in the Form 10 Amendment.

Exhibits 10.4 and 10.5

24.
It appears that you have not filed a complete copies of these agreements.  In this regard, we note that Exhibits A and B are missing.  Please refile these exhibits with all of their attachments with your next amendment

We have re-filed Exhibits 10.4 and 10.5 with all the exhibits in the Form 10 Amendment.

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Pamela A. Long
Assistant Director
Division of Corporation Finance
September 10, 2013

In connection with responding to the Commission’s comments, the Company acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We believe that the responses provided above fully address the Staff's comments.  If you have any questions, please call me at (561) 632-1020 or Owen Naccarato, Esq. at (949) 851-9261.

Sincerely,

Global Digital Solutions, Inc.

/s/ David A. Loppert
David A. Loppert
Chief Financial Officer

cc:	Securities and Exchange Commission Era Anagnosti Naccarato & Associates Owen Naccarato, Esq.